

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Michael Mettee
Chief Financial Officer
FB Financial Corp
211 Commerce Street, Suite 300
Nashville, Tennessee 37201

> **Re: FB Financial Corp**
> **Form 10-K for Fiscal Year ended December 31, 2019**
> **Form 8-K filed October 26, 2020**
> **File No. 001-37875**

Dear Mr. Mettee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 26, 2020

Non-GAAP Measures, page 1

1. We note your disclosure of the non-GAAP measures titled "Adjusted pre-tax earnings" and "Adjusted earnings" in Exhibits 99.1, 99.2 and 99.3 as well as "Adjusted pro forma earnings" in Exhibits 99.2 and 99.3. We also note disclosure of several non-GAAP measures that are calculated based on these amounts, including:

    • Adjusted return on average tangible common equity;
    • Adjusted return on average assets and equity;
    • Pro forma return on average tangible common equity;
    • Adjusted pro forma return on average tangible common equity;
    • Pro forma return on average assets and equity; and
    • Adjusted pro forma return on average assets and equity

    Each of these non-GAAP measures contains an adjustment titled "plus initial provision for credit losses on acquired loans and unfunded commitments". Please tell us how you determined that this adjustment is appropriate and useful to investors, especially given your history of acquisitions. In preparing your response, tell us how you view loans "originated" versus "acquired" from a provision perspective in making this determination. Refer to Question 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

2. We note your disclosure of the non-GAAP measures titled "Adjusted diluted earnings per share" , "Pre-tax, pre-provision earnings per share", "Adjusted pre-tax, pre-provision earnings per share" and "Adjusted pre-tax, pre-provision diluted earnings per share" in Exhibits 99.1, 99.2 and 99.3 as well as "Adjusted pro forma diluted earnings per share" in Exhibits 99.2 and 99.3, all of which include an adjustment for the initial provision for credit losses on acquired loans and unfunded commitments or an adjustment for the entire provision for loan losses. Please tell us how you concluded these earnings per share measures are appropriate and useful to investors given that they exclude one of the primary expenses incurred to operate a bank and generate revenues.

3. We note your disclosure of "Pro forma net income" in Exhibits 99.2 and 99.3. Please tell us what this pro forma non-gaap measure represents and explain why it is labeled as "Pro forma" when it appears to be the actual U.S. GAAP net income per the unaudited financial statement provided in the September 30, 2020 Form 10-Q.

4. As a related matter, we note that you disclose "adjusted pro forma net income" in Exhibits 99.2 and 99.3, which appears to represent the sum of "adjusted net income" for each of the first three quarters of 2020. Please clarify what these pro forma non-GAAP measures represent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or John Spitz, Staff Accountant, at (202) 551-3484 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance